Adorys Velázquez avelazquez@velaw.com

Tel +1.212.237.0036  Fax +1.917.849.5352

July 22, 2013

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Sprague Resources LP

Amendment No. 4 to Registration Statement on Form S-1

Filed March 23, 2012

File 333-175826

Dear Mr. Schwall:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), which has been marked to show changes made since the filing of Amendment No. 4 to the Registration Statement, filed with the Commission on March 23, 2012 (“Amendment No. 4”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission    July 22, 2013    Page 2

Amendment No. 4 to Registration Statement on Form S-1

General

1.    We note your response to prior comment 6 from our letter dated September 30, 2011. Please expand your disclosure to provide more detail supporting your ability to make cash distributions on a quarterly basis. As part of such disclosure, include support for your statement at page 57 that to the extent there is a shortfall during any quarter in the forecast, you believe you would be able to make working capital borrowings to pay distributions in such quarter.

RESPONSE: The Registration Statement has been revised as requested. Please see page 58 of Amendment No. 5.

The Partnership Agreement, page 181

2.    Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

RESPONSE: The Registration Statement has been revised as requested. Please see page 190 of Amendment No. 5.

Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet, page F-3

3.    There appears to be a typographical error related to pro forma adjustment (e) for accumulated other comprehensive loss, net of tax. It appears to be related to the description for adjustment (c) in Note 2. Please revise.

RESPONSE: The Registration Statement has been revised as requested. Please see pages F-3 of Amendment No. 5.

Unaudited Pro Forma Consolidated Statement of Income, page F-4

4.    It appears that the letters in the pro forma adjustment column do not correspond to the pro forma adjustments described in Note 2. Please revise.

Securities and Exchange Commission    July 22, 2013    Page 3

RESPONSE: The Registration Statement has been revised as requested. Please see pages F-4, F-7 and F-8 of Amendment No. 5.

Sprague Operating Resources LLC (Predecessor)

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-14

5.    We note your disclosure stating Sprague Operating Resources LLC (the “Predecessor”) will distribute to a wholly owned subsidiary of Sprague Resources Holdings LLC certain assets, including among others, accounts receivable in an amount equal to the net proceeds of the offering and its 50% equity investment in Kildair, which will not be a part of the Predecessor. Your disclosure related to the transfer of accounts receivable appears to be inconsistent with disclosure provided elsewhere in your filing which states $127 million of accounts receivable will be transferred to Sprague Project Rose 2011 LLC. Please revise your disclosure to clarify what will be transferred and what will not be part of your ongoing operations. Please ensure your description of the formation transactions is consistent throughout your filing.

RESPONSE: The Registration Statement has been revised to accurately describe the formation transactions consistently throughout the document. Please see pages 9, 10, 19, 76, 176, F-6 and F-7 of Amendment No. 5.

[The remainder of this page is intentionally left blank.]

Securities and Exchange Commission    July 22, 2013    Page 4

Please direct any questions that you have with respect to the foregoing to Adorys Velázquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ Adorys Velázquez
Adorys Velázquez

Enclosures

Cc:	Caroline Kim (Commission)
Laura Nicholson (Commission)
Paul A. Scoff (Registrant)
Gary Rinaldi (Registrant)
Joshua Davidson (Baker Botts L.L.P.)
Douglass M. Rayburn (Baker Botts L.L.P.)